2023 REPORT

# Participant Assistive Products


FINISHED AND SUCCEEDED!
THANKS TO ALL OUR INVESTORS!

LETTER

## Dear investors,

Participant is growing and our 'tiered pricing' approach is working. On the lower tier, we now have 2 new strong customers in addition to UNICEF. For the higher tier, we have a big distributor in process. And, we see good satisfaction on individual sales in Canada. In Africa, there are several large deals that we are working on. It seems very positive, but there is a built in uncertainty with this sort of business. In LatAm, we have completed regulatory in Brazil, Argentina, and Colombia is on the way. This is resulting in good demand.Team capacity is growing well with big improvements in logistics because customers are requiring that service. We need to improve our marketing.

**We need your help!**

We are grateful for our investor's patience. We are growing slower than expected. There are some large and exciting opportunities. The recent USAID closure is not helpful because it hurts our customers' ability to grow their local operations.

We would love introductions to channel partners (distributors, NGOs, government Ministry of Health) in middle income countries. Generally, we need help in marketing and sales. We need to build up our sales program with a strong Sales Manager. Also, we need front line sales people. An Arabic speaking living in the middle east would be a big help. Also, someone in a major city in Central Asia. In marketing, we need a Senior level executive with 10 years experience in hardware marketing, expos, digital marketing, and communications.

Because of a new large customer opportunity, we will need a local operations manager in Lusaka Zambia.

We need a joint venture partner in Nigeria who is highly skilled in marketing and sales of assistive products. We prefer a person with a disability for this role.

Funding continues to be the most difficult aspect of growing the business. We need warm introductions to Social Impact Investors and/or foundations or family offices.


Sincerely,

Keoke King
CEO, President, Co-Founder

Ryota Yamada
Co Founder

Wayne Hanson
Co-Founder

David Calver
Chief Clinical Officer/ CoFounder

# How did we do this year?

## A-

## ☺ The Good

Doubled revenue

Great product feedback from users

Launched in India

## ☹ The Bad

No VC funding

R&D funding wasn't available and this delayed new product launches

FDA changed rules making it more difficult

# 2023 At a Glance

# January 1 to December 31



**$448,775 +510%**
Revenue



**-$61,794**
Net Loss



**$87,072 +71%**
Short Term Debt



**$400,000**
Raised in 2024



**$270,000**
Cash on Hand
As of 03/ 3/25

---

**INCOME**     BALANCE     NARRATIVE

● Revenues     ● Profit

$448,775

$73,576

-$61.794

-$186,675

2022                                              2023

Net Margin: -14%    Gross Margin: 17%    Return on Assets: -13%    Earnings per Share: -$0.01

Revenue per Employee: $44,878    Cash to Assets: 56%    Revenue to Receivables: 484

Debt Ratio: 207%

📄 wefunder_submission_for_participant_assistive_products_032025.pdf

# We  Our 176 Investors

## Thank You For Believing In Us

| | | | | | |
|---|---|---|---|---|---|
| Arjun Yadav | Harley Steele | Joan Savage | Kyle Bata | Belinda Burns | Gary Albin |
| Robert Schaffler | Ace Irvinski | Logan Knox | Jill Powell | Thomas Beck | Logan Lenz |
| Barbara Ann Inman | Daniel Hightower | Jamie Cha | Shelley Krehbiel | Kristi McClintock | Alexander Clarence... |
| Astrid Scholz | Timothy Winders | Nadja Green | Violetta Zdrzalka | Mark Petrotta | David Michael Brown |
| Nancy Ramos | Sunil Patel | Howard Triche | Brad Fulton | Wes Cauthers | Anna Marie Reiners |
| Melanie Hopson | Brian Polk | Enrico Piazza | Darren Prince | Jeffrie Keith Shipley | Neil Young |
| Jeremy Callinan | Tasha Tillery | Penny Wright-Mulligan | James Stehr | Sarah Wagner Rayburn | David Davis |
| David Townsley | Trevor Ghylin | Lee Ann Hanson | Tracey Raditz | Marek Nenadal | Nicolas Radin |
| Evan Harris | George James | Zach Howard | Derrick Franklin | Stephen Michael Katz | John Danesi |
| Steven Curtis | Samarth Beri | Stephen Coleman | David John KRAFT | David Stanley | Patrice Cason |
| Michael Grimaud | Adithya Nanduri | Catherine Murray | Balakrishnen... | Mohammad R Karim | Tim Otto |
| Lal Ninan | Daniel &amp; Laura... | Nitin John Abraham | Craig SCOTT | Martin Haas | Bri Kapellas |
| Nicholas Cooper | Adam Klein | Darren Guertin | George J King, Sr | Kayla Jo Dunaway | Ali Chunara |
| Vinay S | Robert Tucker | Ismael Toribio | Mark Burger | Susan Parker | Daniel Green |
| Susan Mc Guinness... | Sheron Salmon | Thomas Dennison | Colleen Bauer | Iva S Youkilis | Holly Millar |
| Christina King | Tom Norton | Rachel Orscheln | Ann M Sheldon | Josephine Olsen | Richard Davis |
| Eckehardt Schulze | Chris Jones | Jennifer Knox | Maria Cassel | Raquel Haro | Tina Youkilis |
| Kimberly Martin | Garth Bauman | Bruce Culver | Valerie Zander | Lachezar Tolev | Eugene Yuan |
| Frances Kwong | Brian Ludwig | Randy Propst | Mauricio Lillo | Wendy Soderborg | Riley Booker |
| Lauri Fried-Lee | Elaine Bible | George Hernandez | Bruce Paton | Sunita Mathew | Deepa Madhavan |
| Dana Williams Suber | Mary Rowell | Dina Nahmias | Kathryn S. Elmore | Iva Jo Pedersen | Anish Seth |
| Howard Dobbins | Benjamin A Ersing | Kelly Newhouse | Anand Swaroop... | Julie Lawrence | Jeremy Alder |
| Eliecer Navarro | Josh Kopp | Gloria Boggs | Tamara Kittelson | Bryan Snow | Elizabeth Yin |
| Kristina Seymour | Mary Godinez | Penola Leslie | Liron Levi | Rik Moore | Guy Anthony |
| Martin Turkis | Shanna Brownstein | Sara E Collins | Ahmed S AlMazrui | Ernest Iseminger | Timothy Griffin |
| Peter Strugatz | Bart Fischer | Joe Conrad | Deborah Daubenspeck | Janet Zeis | Jonny Price |

# Thank You!

## From the Participant Assistive Products Team



### Keoke King in

**CEO, President, Co-Founder**

Sold 70,000 wheelchairs to 45 countries.



### Dave Calver in

**CCO, Co-Founder**

Trained wheelchair seating, a sub-specialty in Occupational Therapy, in 33 countries to 650 clinicians.



### Wayne Hanson in

**Product Developer, Co-Founder**

Founded and successfully exited three US wheelchair companies. An inventor who laid the foundation for the current pediatric wheelchair industry.



### Ryota Yamada in

**Product Developer, Co-Founder**

Designed over 130 wheelchairs (lost count) for the USA, Japan, and Europe markets including 3 which are rapidly rising stars in lower income countries.



## Bruno Feldmann [in]

**Technical Supervisor**

Video guru with 13 years of experience in production and social media marketing. Fluent in Spanish, Portuguese, &...

# Details

## The Board of Directors

| Director | Occupation | Joined |
|---|---|---|
| George (Keoke) King | Entrepreneur @ Participant Assistive Products | 2018 |
| David Calver | Occupational Therapist/ Entrepreneur @ Participant Assistive Products | 2018 |
| Wayne Hanson | Executive Director @ ROC Wheels | 2018 |

## Officers

| Officer | Title | Joined |
|---|---|---|
| George (Keoke) King | President   CEO | 2018 |
| David Calver | Chief Clinical Officer | 2018 |
| Ryota Yamada | CFO | 2019 |
| Wayne Hanson | Treasurer | 2018 |

## Voting Power ❷

| Holder | Securities Held | Voting Power |
|---|---|---|
| George King | 7,000,000 Common | 70.0% |

## Past Equity & Loan Fundraises

| Date | Amount | Security | Exemption |
|---|---|---|---|
| 12/2018 | $20,700 | Common Stock | Other |
| 09/2019 | $200,000 | | Regulation D, Rule 506(c) |
| 02/2020 | $211,362 | | 4(a)(6) |
| 11/2023 | $100,000 | | Section 4(a)(2) |
| 05/2024 | $400,000 | Safe | Section 4(a)(2) |

*The use of proceeds is to fund general operations.*

## Outstanding Debts

| Lender | Issued | Amount | Oustanding | Interest | Maturity | Current? |
|---|---|---|---|---|---|---|
| Various Angel Investors ❓ | 09/09/2019 | $200,000 | $300,000 ❓ | % | | Yes |
| Private Individual ❓ | 11/22/2023 | $100,000 ❓ | | % | | Yes |

## Related Party Transactions

| | |
|---|---|
| Name | George Keoke King |
| Amount Invested | $20,700 |
| Transaction type | Priced Round |
| Issued | 12/20/2018 |
| Relationship | Founder |

*Owner's investment - George Keoke King*

## Capital Structure

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Common Stock | 10,000,000 | 9,000,000 | Yes |

Warrants:    0
Options:     0

## Form C Risks:

The Company is an early stage company incorporated in March 2018. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. In addition to being subject to all of the risks associated with the creation of a new business, the Company will be subject to factors impacting business generally, such as general economic conditions, increasing government regulatory activity, scarcity of resources, and competition. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business.

The Company will continue its research and development activities for its initial product and begin its production operations. Though development is planned and budgeted based on experience, it is uncertain that the initial financing will be sufficient to establish that the initial product line is financially viable, in which case additional financing will be required. If the Company is successful, the Company will certainly have to obtain further additional capital beyond this financing round to expand inventory and distribution reach. As such, it is absolutely certain that the Company will need additional financing. The ability of the Company to secure future capital will depend on many factors, including continued progress in product success, the cost of manufacturing and production, market requirements, advertising costs and fluctuations in raw material prices.

Participant is committed to offering a safe, effective, durable, and affordable products. Achieving these design goals is notoriously difficult. Though our first product, Product1, is showing excellent potential and we have vast experience in this product category, we may encounter substantial delays in solving design problems, in organizing trials, solving problems related to preparation of mass manufacture, or other supply chain problems, which would cause a delay of revenue.

Expanding our international presence is an important aspect of our plans for growth. With those efforts come potential costs and risks that could impact our business success. We may need to devote substantial time and resources to opening branch offices in foreign countries, learning to satisfy the preferences and needs of foreign markets, understanding and complying with local laws and regulations applicable to our business, protecting our intellectual property rights, and navigating foreign tax laws that could be financially detrimental. We may not be able to meet our goals for international expansion.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. Though we will carry Key Person Insurance, there can be no assurance that we will be successful in attracting and retaining other personnel required to successfully grow our business. Insurance payout may need to be used to cover obligations to investors.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Participant intends to launch Product1 globally with an emphasis on sales in the USA and sales to NGOs, with whom Participant has existing relationships. In addition, Participant intends an opportunistic approach to distributors in Middle Income Countries. The complexity of sales in this manner may be a challenge.

Transition into a production localization strategy requires continued improvement in industrial 3D printing technology, which is outside of Participant's scope. Though there is great incentive for third party vendors to create this capability, this is a challenging project which does not have a reliable delivery date.

Participant is a strong candidate for a number of different grants (free money from AID agencies or philanthropic foundations). In regards to our short term budget, significant grant funding is not necessary and would be supplemental for advancement of special projects. The arrival time and size of these awards is uncertain. Also, the awards have complex reporting requirements which can complicate operations and increase HR costs

Unexpected foreign currency fluctuations between the US Dollar and Chinese Yuan could negatively impact our costs related to manufacturing or R&D respectively. Initially, Participant will perform all manufacturing activities in China and, initially, will not be diversified.

Participant is subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, lack of significant revenue and the risk that we will not achieve our growth objectives. If sales revenue from any product is insufficient, if we are unable to develop and commercialize any of our potential product candidates, or if our product development is delayed, we may require a bridge loan.

Ryota Yamada is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Participant intends to market wheelchairs as Over The Counter products, direct to customers from manufacturer. Wheelchairs require significant customization and user training. In more resourced settings like the USA, this is typically done via specialized vendors. In less resourced settings, specialist vendors are not used. Participant will develop products which are more simple and easy to provide. And, Participant will develop support materials which will empower users for self-help. The effectiveness of these support materials and the adoption of Participant's new method will impact sales volume, especially in the US and Canada markets.

To become an attractive addition to distributor's catalogs, Participant will need to develop additional products which cover other product categories. To achieve this cumulative effect and become a strong alternative to the existing high price competitors, additional product development is needed and this must be done in a timely fashion or growth in sales and market share will not meet expectations, especially in Year 4 and after.

In regards to user safety, wheelchairs are in the lowest risk category, a Class 1 medical device according to the FDA, and require approval before sales. The team has extensive experience in achieving FDA and other regulatory body approval; however, regulatory processes are a serious hurdle in the progress toward sales that must be acknowledged. Participant currently has only one product candidate, which is still in development, and we have not obtained authorization from the FDA to commercially distribute the device in the United States, or a CE Mark for commercial distribution in Europe. The regulatory framework in lower income countries typically follows FDA or CE standards, but may require time consuming registration before market entry. A delay of approval or registration in a market will delay revenue from that market and may adversely impact Participant's financial performance.

Though planned and budgeted, the process of obtaining regulatory authorization is expensive and time-consuming and can vary substantially based upon, among other things, the type, novelty of a product, and the regulatory framework of the market concerned. Changes in regulatory policy, the enactment of additional regulations, or changes in regulatory review for each submitted product application may cause delays in the authorization of a product candidate or rejection of a regulatory application altogether. Participant is very active in candidate or rejection of a regulatory application altogether. Participant is very active in standards committees and bodies which contribute to regulatory developments. As lower income country markets are evolving quickly, changes are common. These changes may result in new openings or closing of some markets. This will certainly impact Participant's revenue and financial performance.

For Product1, in lower income countries, there is limited market awareness of the product category, supportive pediatric wheelchairs/strollers. The market education job is shared with many NGOs and multilateral actors, such as the World Health Organization. Buyer's ability to discriminate between low and high quality products, as well as overall demand, is related to the effectiveness of this market education activity. A slower than anticipated advancement in product category awareness will have a negative impact on Participant's financial performance, especially during and after Year 3 when sales growth is expected.

For Product1, the product category at the intended price point is not strongly contested. If a competitor were to enter the market, this may significantly impact our growth and resulting revenue.

The intellectual property protection in some of the intended markets is weak. Participant maintains relatively low margins, which is protective by decreasing the payoff of copying by competitors. However, Participant's products may become copied causing revenue problems, as well as other problems.

Participant is innovating and producing new intellectual property. However, the manual wheelchair product space is aged and new intellectual property is not always possible. We regard our intended and future intellectual property as important to our success, and we intend to rely on patent law to protect our proprietary rights. Despite our precautions, unauthorized third parties may copy certain portions of our devices or products or reverse engineer or obtain and use information that we regard as proprietary. We may seek additional patents in the future. We do not know if any future patent application will be issued with the scope of the claims, we seek. Patents that we receive may be challenged or invalidated. Thus, we cannot assure that any intellectual property rights that we may receive can be successfully asserted in the future or that they will not be invalidated, circumvented or challenged. Any failure to protect our proprietary information and any successful intellectual property challenges or infringement proceedings against us could have a material adverse effect on our business and financial performance.

Participant uses a number of off-shore consultants, particularly in South America. Currency fluctuations can increase the burden to the company for maintaining consistent actual compensation.

Due to market shaping activities by AT Scale (referenced as 'lessons learned from combating the global HIV/AIDs epidemic') demand in lower income countries is expected to rise. If this does not work out, then revenues will be below projections, especially in the long term after Year 3.

Cross subsidy marketing in the USA and lower income countries can be challenging. Participant assumes, based on buyer response to date, that one base model can be successfully marketed in multiple markets. If this is not actually effective in the USA then, Participant's products will not gain market share. This risk is mitigated by setting a low forecast.

The global market appears to be entering a period of rapid growth. This may attract entry by experienced competitors with significant capital from more expensive markets. This may result in sales below expectations and adversely impact financial performance.

Wayne Hanson is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

## Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

## Minority Ownership

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

## Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓ purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

## Company

Participant Assistive Products Corp

California Public Benefit Corporation
Organized March 2018
10 employees
PO Box 156614
San Francisco CA 94115 http://www.participant.life

## Business Description

Refer to the Participant Assistive Products profile.

## EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

## Compliance with Prior Annual Reports

Participant Assistive Products has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

The company has been recovering from the covid delay and gradually building up sales and operations capability. Until recently, we did not have the operational capacity to product timely reports.

## All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less ⌄